SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

ROADZEN INC.

(Name of Issuer)

Common Stock, par value US$0.0001 per share

(Title of Class of Securities)

G7606H108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 10

CUSIP NO. G7606H108	13 G	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). WI Harper Fund VIII LP (“WI Harper VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER.

6,486,281 shares, all of which are directly owned by WI Harper VIII, except that WI Harper Fund VIII Management LP (“Management VIII”), the general partner of WI Harper VIII, WI Harper Fund VII GP LLC (“GP LLC”), the general partner of Management VIII, and Peter Liu (“Liu”), the sole member of GP LLC, may be deemed to have sole voting power with respect to such shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

6,486,281 shares, all of which are directly owned by WI Harper VIII, except that Management VIII, GP LLC and Liu may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,486,281
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.5%[1]
12	TYPE OF REPORTING PERSON (See Instructions)	PN

1 Based on 68,440,829 shares of the Issuer’s Common Stock outstanding as of November 13, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the United States Securities and Exchange Commission (the “Commission”) on November 13, 2023 (the “Form 10-Q”).

CUSIP NO. G7606H108	13 G	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). WI Harper Fund VIII Management LP (“Management VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,486,281 shares, all of which are directly owned by WI Harper VIII, except that Management VIII, GP LLC and Liu, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER.

6,486,281 shares, all of which are directly owned by WI Harper VIII, except that Management VIII, GP LLC and Liu may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,486,281
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.5%[2]
12	TYPE OF REPORTING PERSON (See Instructions)	PN

2 Based on 68,440,829 shares of the Issuer’s Common Stock outstanding as of November 13, 2023, as set forth in the Form 10-Q.

CUSIP NO. G7606H108	13 G	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). WI Harper Fund VII GP LLC (“GP LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,486,281 shares, all of which are directly owned by WI Harper VIII, except that Management VIII, GP LLC and Liu, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER.

6,486,281 shares, all of which are directly owned by WI Harper VIII, except that Management VIII, GP LLC and Liu may be deemed to have sole dispositive power with respect to such shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,486,281
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.5%[3]
12	TYPE OF REPORTING PERSON (See Instructions)	OO

3 Based on 68,440,829 shares of the Issuer’s Common Stock outstanding as of November 13, 2023, as set forth in the Form 10-Q.

CUSIP NO. G7606H108	13 G	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Peter Liu (“Liu”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,486,281 shares, all of which are directly owned by WI Harper VIII, except that Management VIII, GP LLC and Liu, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER.

6,486,281 shares, all of which are directly owned by WI Harper VIII, except that Management VIII, GP LLC and Liu may be deemed to have sole dispositive power with respect to such shares.

	8	SOLE DISPOSITIVE POWER. See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,486,281
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.5%[4]
12	TYPE OF REPORTING PERSON (See Instructions)	IN

4 Based on 68,440,829 shares of the Issuer’s Common Stock outstanding as of November 13, 2023, as set forth in the Form 10-Q.

CUSIP NO. G7606H108	13 G	Page 6 of 13

ITEM 1(A).	NAME OF ISSUER ROADZEN INC.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 111 Anza Blvd., Suite 109

Burlingame, California 94010

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed by (i) WI Harper Fund VIII LP, a Cayman Islands exempted limited partnership (“WI Harper VIII”); (ii) WI Harper Fund VIII Management LP, a Cayman Islands exempted limited partnership (“Management VIII”); (iii) WI Harper Fund VII GP LLC, a Cayman Islands limited liability company (“GP LLC”); and (iv) Peter Liu (“Liu”), a citizen of the United States. The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

Management VIII is the general partner of WI Harper VIII and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by WI Harper VIII. GP LLC is the general partner of Management VIII and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by WI Harper VIII. Liu is the sole member of GP LLC and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by WI Harper VIII.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of WI Harper VIII, Management VIII and GP LLC is:

PO Box 309, Ugland House,

Grand Cayman, KY1-1104, Cayman Islands

The address for Liu is:

10F-2, Ruentex Banking Tower

76 Tun Hua South Road, Section 2,

Taipei TW 106

ITEM 2(C)	CITIZENSHIP

Each of WI Harper VIII and Management VIII is an exempted limited partnership organized under the laws of the Cayman Islands. GP LLC is a limited liability company organized under the laws of the Cayman Islands. Liu is a citizen of the United States of America.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES Common Stock, $0.0001 par value per share.

ITEM 2(E)	CUSIP NUMBER

G7606H108

ITEM 3.	Not Applicable

CUSIP NO. G7606H108	13 G	Page 7 of 13

ITEM 4.	OWNERSHIP The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2023.

(a)	Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of the cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of each of WI Harper VIII and Management VIII, and the limited liability company agreement of GP LLC, the general partner and limited partners or members or directors, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member or director, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

CUSIP NO. G7606H108	13 G	Page 8 of 13

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

ITEM 10.	CERTIFICATION. Not applicable.

CUSIP NO. G7606H108	13 G	Page 9 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024

Entities:	WI Harper Fund VIII LP WI Harper Fund VIII Management LP WI Harper Fund VII GP LLC

By:	/s/ Angela Hu
Angela Hu, Attorney-in-fact for the above-listed entities*

Individual:	Peter Liu

By:	/s/ Angela Hu
Angela Hu, Attorney-in-fact for the above-listed individual*

* This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are included herein as an exhibit to this Schedule 13G.

CUSIP NO. G7606H108	13 G	Page 10 of 13

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	11
Exhibit B: Power of Attorney	12

CUSIP NO. G7606H108	13 G	Page 11 of 13

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: February 7, 2024

Entities:	WI Harper Fund VIII LP WI Harper Fund VIII Management LP WI Harper Fund VII GP LLC

By:	/s/ Angela Hu
Angela Hu, Attorney-in-fact for the above-listed entities*

Individual:	Peter Liu

By:	/s/ Angela Hu
Angela Hu, Attorney-in-fact for the above-listed individual*

* This joint filing statement was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are included herein as an exhibit to this Schedule 13G.

CUSIP NO. G7606H108	13 G	Page 12 of 13

exhibit B

POWER OF ATTORNEY

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates WI Harper Fund VII GP LLC or such other person or entity as is designated in writing by Angela Hu (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Angela Hu (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date: February 7, 2024

CUSIP NO. G7606H108	13 G	Page 13 of 13

WI Harper Fund VIII LP

By WI Harper Fund VIII Management LP
Its general partner

By WI Harper Fund VII GP LLC
Its general partner	/s/ Peter Liu
Peter Liu, Authorised Signatory

WI Harper Fund VIII Management LP

By WI Harper Fund VII GP LLC
Its general partner	/s/ Peter Liu
Peter Liu, Authorised Signatory

WI Harper Fund VII GP LLC	/s/ Peter Liu
Peter Liu, Authorised Signatory

Peter Liu	/s/ Peter Liu
Peter Liu